Filed by AIRO Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AIRO Group, Inc.

SEC File No.: 333-272402

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 26, 2024

Kernel Group Holdings, Inc.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39983	98-1567976
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

515 Madison Avenue, 8th Floor - Suite 8078 New York, New York	10022
(Address of principal executive offices)	(Zip Code)

(646) 908-2659

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-half of one redeemable warrant	KRNLU	The Nasdaq Stock Market LLC
Class A Ordinary Shares included as part of the units	KRNL	The Nasdaq Stock Market LLC
Warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	KRNLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

As previously announced, on March 3, 2023, Kernel Group Holdings, Inc., a Cayman Islands exempted company (“Kernel”) entered into a Business Combination Agreement, as amended by that certain First Amendment to the Business Combination Agreement, dated August 29, 2023, that certain Second Amendment to the Business Combination Agreement, dated January 16, 2024, that certain Third Amendment to the Business Combination Agreement, dated February 5, 2024, and that certain Fourth Amendment to the Business Combination Agreement, dated June 24, 2024 (the “Business Combination Agreement”) with AIRO Group, Inc., a Delaware corporation (“ParentCo”), Kernel Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of ParentCo (“Kernel Merger Sub”), AIRO Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of ParentCo (“AIRO Merger Sub”), VKSS Capital, LLC, a Delaware limited liability company, in the capacity as the representative for the stockholders of Kernel and ParentCo and also in the capacity as Kernel’s sponsor, Dr. Chirinjeev Kathuria, in the capacity as the representative for the AIRO Group Holdings stockholders, and AIRO Group Holdings, Inc., a Delaware corporation (“AIRO Group Holdings”), pursuant to which, among other things, (i) Kernel will deregister under the Cayman Islands Companies Act (As Revised) and domesticate under Part XII of the Delaware General Corporation Law, pursuant to which Kernel’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware, (ii) Kernel Merger Sub will merge with and into Kernel (the “First Merger”), with Kernel surviving the First Merger as a wholly owned subsidiary of ParentCo, and (iii) immediately following the First Merger, AIRO Merger Sub will merge with and into AIRO (the “Second Merger”) with AIRO surviving the Second Merger as a wholly-owned subsidiary of ParentCo (the First Merger, Second Merger, and the other transactions contemplated by the Business Combination Agreement, collectively, the “Transaction”).

In connection with the Transaction, the ParentCo filed a registration statement on Form S-4, which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on July 9, 2024 (the “Registration Statement”), and the Company filed and mailed a definitive proxy statement, that also constitutes a prospectus of the Company, with the SEC on July 10, 2024 (the “Proxy Statement/Prospectus”).

The Company has determined to voluntarily supplement the Proxy Statement/Prospectus with the below disclosures. The Company believes that the disclosures set forth in the Proxy Statement/Prospectus comply fully with applicable law and nothing in the below supplemental disclosure will be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein.

To the extent that information in the below supplemental disclosures differs from, or updates information contained in, the Proxy Statement/Prospectus, the information in the below supplemental disclosures will supersede or supplement the information in the Proxy Statement/Prospectus. Except as otherwise described in the below supplemental disclosures or the documents referred to, contained in or incorporated by reference herein, the Proxy Statement/Prospectus, the annexes to the Proxy Statement/Prospectus and the documents referred to, contained in or incorporated by reference in the Proxy Statement are not otherwise modified, supplemented or amended.

Supplemental Disclosures to Proxy Statement/Prospectus

The following information supplements the Proxy Statement/Prospectus, and should be read in conjunction with the Proxy Statement/Prospectus, which is available at the SEC’s website, www.sec.gov, and which should be read in its entirety, including the annexes thereto. The information contained in this supplement is incorporated by reference into the Proxy Statement/Prospectus. All page references in the information below are references to pages in the Proxy Statement/Prospectus, and the terms used below have the meanings set forth in the Proxy Statement/Prospectus.

The disclosure under the subsection captioned “Certain Material U.S. Federal Income Tax Considerations of the Redemption” on page 100 of the Proxy Statement/Prospectus is hereby amended restated as follows:

Material U.S. Federal Income Tax Consequences of the Domestication and

the Business Combination to Kernel Shareholders

The following description sets forth the material U.S. federal income tax consequences of the Domestication to the U.S. Holders (as defined below) of Kernel Ordinary Shares and the Business Combination following Domestication. It does not address U.S. federal income tax consequences of the Domestication or Business Combination on other Kernel securities. The following description addresses the U.S. federal income tax consequences to (i) U.S. Holders and Non-U.S. Holders (as defined below) of Class A Ordinary Shares that elect to have their Class A Ordinary Shares redeemed for cash if the Business Combination is completed, (ii) U.S. Holders that participate in the Business Combination, and (iii) Non-U.S. Holders of owning and disposing of Kernel common stock after the Domestication. For purpose of the following description relating to U.S. federal income tax consequences of the Domestication to the U.S. Holders of Kernel Ordinary Shares, the term “Company” refers to the Delaware corporation into which Kernel will be transferred by way of continuation in the Domestication and the combined company immediately following the Business Combination. The following description is the opinion of Nelson Mullins Riley & Scarborough LLP. The information set forth in this section is based on the Code, its legislative history, final, temporary and proposed treasury regulations promulgated thereunder (“Treasury Regulations”), published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

For purposes of this description, a “U.S. Holder” means a beneficial owner of Kernel Ordinary Shares that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” means a beneficial owner of Kernel Ordinary Shares that, for U.S. federal income tax purposes, is not a U.S. Holder or a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This description does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this description considers only holders that hold Kernel Ordinary Shares as capital assets within the meaning of Section 1221 of the Code. This description does not address the alternative minimum tax, the Medicare tax on net investment income, or the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;

●	broker-dealers;

●	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	specified expatriates or former long-term residents of the United States;

●	persons that acquired Kernel Ordinary Shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

●	persons that hold Kernel Ordinary Shares as part of a straddle, constructive sale, hedging, redemption or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	controlled foreign corporations;

●	passive foreign investment companies;

●	partnerships (or other entities classified as partnership for U.S. federal income tax purposes) or partners in such partnerships or entities classified for U.S. federal income tax purposes as a “disregarded entity”;

●	persons required to accelerate the recognition of any item of gross income with respect to Kernel Ordinary Shares as a result of such income being recognized on an applicable financial statement;

●	persons who actually or constructively own 5 % or more of Kernel Ordinary Shares by vote or value (except as specifically provided below); or

●	the Sponsor or its affiliates.

This description does not address any tax laws other than the U.S. federal income tax law, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as described herein, any tax reporting obligations of a holder of Kernel Ordinary Shares. Additionally, this description does not address the tax treatment of partnerships or other pass-through entities or entities classified for U.S. federal income tax purposes as a “disregarded entity” or persons who hold Kernel Ordinary Shares through such entities. If a partnership (or other entity classified as a partnership or treated as a disregarded entity for U.S. federal income tax purposes) is the beneficial owner of Kernel Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership or owner of the disregarded entity will generally depend on the status of the partner or owner and the activities of the partnership or disregarded entity. This description also assumes that any distribution made (or deemed made) on Kernel Ordinary Shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of Kernel Ordinary Shares is made in U.S. dollars.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF KERNEL ORDINARY SHARES MAY BE AFFECTED BY MATTERS NOT DESCRIBED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. KERNEL URGES BENEFICIAL OWNERS OF KERNEL ORDINARY SHARES WHO CHOOSE TO EXERCISE THEIR CONVERSION RIGHTS OR WHO CHOOSE TO PARTICIPATE IN THE DOMESTICATION TO CONSULT THEIR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION AND OWNING AND DISPOSING OF KERNEL ORDINARY SHARES AS A RESULT OF ITS PARTICULAR CIRCUMSTANCES, INCLUDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.

U.S. Holders

Tax Consequences of the Domestication to U.S. Holders of Kernel Ordinary Shares

It is the opinion of Kernel’s counsel, Nelson Mullins Riley & Scarborough LLP, that the Domestication will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code for U.S. federal income tax purposes.

Consequently, based on counsel’s opinion that the Domestication will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, except as otherwise provided below in the section entitled “-PFIC Considerations,” and “-Effects of Section 367 to U.S. Holders of Kernel Ordinary Shares,” a U.S. Holder of Kernel Ordinary Shares will not recognize gain or loss upon the exchange of its Kernel Ordinary Shares solely for Kernel common stock pursuant to the Domestication. A U.S. Holder’s aggregate tax basis in the Kernel common stock received in connection with the Domestication will generally be the same as its aggregate tax basis in the Kernel Ordinary Shares surrendered in the transaction. In addition, the holding period of Kernel common stock received in the Domestication generally will include the holding period of Kernel Ordinary Shares surrendered in the Domestication.

Tax Consequences of the Business Combination to U.S. Holders of Kernel Common Stock after the Domestication

It is the opinion of Kernel’s counsel, Nelson Mullins Riley & Scarborough LLP, that the Business Combination will qualify as an exchange described in Section 351(a) of the Code. However, there can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will not successfully challenge this position, and if so then the exchange of Kernel common stock for ParentCo Common Stock will be a taxable exchange, and the tax consequences described herein will be materially different from those described below. The remainder of this discussion is based on counsel’s opinion that the Business Combination will qualify as an exchange described in Section 351 of the Code. In rendering this opinion, counsel may require and rely upon representations contained in letters and certificates to be received from Kernel and AIRO. If the letters or certificates are incorrect, the conclusions reached in the tax opinion could be jeopardized. In addition, the opinion will be subject to certain qualifications and limitations as set forth therein.

Based on counsel’s opinion that the Business Combination will qualify as an exchange described in Section 351(a) of the Code, a U.S. Holder that receives ParentCo Common Stock in exchange for Kernel common stock in the Business Combination generally will not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the ParentCo Common Shares received in the Business Combination by a U.S. Holder will be equal to the adjusted tax basis of the Kernel common stock exchange there for. The holding period of the ParentCo Common Shares will include the holding period during which the Kernel common stock exchanged therefor were held by such U.S. Holder (which, as discussed above, will include the holding period of any Kernel Ordinary Shares surrendered in the Domestication).

Each U.S. Holder receiving ParentCo Common Stock should consult with its own tax advisor as to the allocation of its tax basis among such securities.

The Receipt of ParentCo Warrants in the Business Combination

If the Business Combination qualifies as an exchange pursuant to Section 351(a) of the Code, a U.S. Holder of only Kernel warrants would realize and recognize gain or loss in such exchange in an amount equal to the difference between the fair market value of ParentCo warrants received by such U.S. Holder in the Business Combination and the adjusted tax basis of Kernel warrants surrendered by such U.S. Holder in the Business Combination. If such U.S. Holder surrenders both Kernel common stock and Kernel warrants in the Business Combination in exchange for both ParentCo Common Stock and ParentCo warrants, such U.S. Holder of Kernel common stock and Kernel warrants will be required to recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized by such U.S. Holder (generally, the excess of (x) the sum of the fair market value of the Kernel common stock and Kernel warrants over (y) such U.S. Holder’s aggregate adjusted tax basis in the Kernel common stock and Kernel warrants) and (ii) the fair market value of the ParentCo warrants received by such U.S. Holder in such exchange. As a result of such an exchange, such U.S. Holder will have a tax basis in the ParentCo Common Stock equal to the tax basis in the Kernel common stock and Kernel warrants surrendered, plus any gain recognized in the exchange, less the fair market value of the ParentCo warrants received. In addition, such U.S. Holder’s tax basis in the ParentCo warrants will be fair market value determined on the date of the Business Combination. In addition, the holding period for the ParentCo Common Stock will include the period during which the U.S. Holder held its Kernel common stock, and the holding period for the ParentCo warrants will start on the day after the Business Combination.

In the event that the Business Combination does not qualify as a non-recognition transaction pursuant to Section 351 of the Code, generally, the Business Combination will be treated as a taxable sale or exchange of Kernel warrants or Kernel warrants and Kernel common stock, as may be applicable to any particular U.S. Holder, by U.S. Holders in exchange for ParentCo warrants or ParentCo warrants and ParentCo Common Stock, as may be applicable.

U.S. Holders of Kernel warrants are urged to consult with their tax advisors regarding the treatment of their warrants in connection with the Business Combination.

PFIC Considerations

Even if the Domestication qualifies as a reorganization within the meaning of Section 368(a) of the Code, the Domestication may still be a taxable event to U.S. Holders of Kernel Ordinary Shares under the passive foreign investment company (the “PFIC”) provisions of the Code, to the extent that Section 1291(f) of the Code applies, as described below.

Effect of PFIC Rules on the Domestication

Even if the Domestication qualifies as a reorganization for U.S. federal income tax purposes under Section 368(a) of the Code, Section 1291(f) of the Code requires that, to the extent provided in regulations, a U.S. person that disposes of PFIC stock must recognize gain notwithstanding any other provision of the Code. No final Treasury regulations are in effect under Section 1291(f). Proposed Treasury Regulations under Section 1291(f) were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, those regulations would require taxable gain recognition by a U.S. Holder with respect to its exchange of Kernel Ordinary Shares for Kernel common stock in the Domestication if Kernel were classified as a PFIC at any time during such U.S. Holder’s holding period in the Kernel Ordinary Shares. Any such gain would be treated as an “excess distribution” made in the year of the Domestication and subject to the special tax and interest charge rules described below under “Definition and General Taxation of a PFIC.” The proposed Treasury Regulations under Section 1291(f) would not apply to an Electing Shareholder (as defined below) with respect to its Kernel Ordinary Shares for which a timely “qualified election fund” (“QEF”), QEF election with a purging election, or “mark-to-market” (“MTM”) election is made, as each such election is described below.

Definition and General Taxation of a PFIC

A non-U.S. corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it owns or is considered to own at least 25% of the shares by value, is passive income (the “gross income test”) or (b) at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it owns or is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income (the “asset test”). Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually.

Pursuant to a “start-up exception”, a corporation will not be a PFIC for the first taxable year the corporation has gross income if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. Taking into account all relevant facts and circumstances, however, there is a material risk that Kernel will not be eligible for the “start-up exception.” If Kernel is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Kernel Ordinary Shares and the U.S. Holder did not make either (a) a timely QEF election for Kernel’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Kernel Ordinary Shares, (b) a QEF election along with a “purging election,” or (c) a MTM election, all of which are described further below, such U.S. Holder generally will be subject to special rules with respect to any gain recognized by the U.S. Holder on the sale or other disposition of its Kernel Ordinary Shares and any “excess distribution” made to the U.S. Holder. Excess distributions are generally any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Kernel Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Kernel Ordinary Shares.

Under these rules, the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Kernel Ordinary Shares. The amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of Kernel’s first taxable year in which it qualified as a PFIC, will be taxed as ordinary income. The amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder. The interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if Kernel is determined to be a PFIC, a U.S. Holder may avoid the tax consequences described above with respect to its Kernel Ordinary Shares by making a timely QEF election (or a QEF election along with a purging election), or an MTM election, all as described below.

Impact of PFIC Rules on Certain U.S. Holders

The impact of the PFIC rules on a U.S. Holder of Kernel Ordinary Shares will depend on whether the U.S. Holder has made a timely and effective election to treat Kernel as a QEF, under Section 1295 of the Code, for Kernel’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Kernel Ordinary Shares, the U.S. Holder made a QEF election along with a “purging election,” or if the U.S. Holder made a MTM election, all as described below. A U.S. Holder of a PFIC that made either a timely and effective QEF election, a QEF election along with a purging election, or a MTM election is hereinafter referred to as an “Electing Shareholder.”

A U.S. Holder’s ability to make a QEF election with respect to its Kernel Ordinary Shares is contingent upon, among other things, the provision by Kernel of certain information that would enable the U.S. Holder to make and maintain a QEF election. Kernel will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election, but there can be no assurance that Kernel will timely provide such information that is required to make and maintain the QEF election.

As indicated above, if a U.S. Holder of Kernel Ordinary Shares has not made a timely and effective QEF election with respect to Kernel’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Kernel Ordinary Shares, such U.S. Holder generally may nonetheless qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its Kernel Ordinary Shares for their fair market value on the “qualification date.” The qualification date is the first day of Kernel’s tax year in which Kernel qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held Kernel Ordinary Shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its Kernel Ordinary Shares by the amount of the gain recognized and will also have a new holding period in the Kernel Ordinary Shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a MTM election with respect to such shares for such taxable year. If the U.S. Holder makes a valid MTM election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Kernel Ordinary Shares and for which Kernel is determined to be a PFIC, such holder will not be subject to the PFIC rules described above in respect to its Kernel Ordinary Shares. Instead, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Kernel Ordinary Shares at the end of its taxable year over the adjusted basis in its Kernel Ordinary Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Kernel Ordinary Shares over the fair market value of its Kernel Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the MTM election). The U.S. Holder’s basis in its Kernel Ordinary Shares will be adjusted to reflect any such income or loss amounts and any further gain recognized on a sale or other taxable disposition of the Kernel Ordinary Shares will be treated as ordinary income. The MTM election is available only for shares that are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisers regarding the availability and tax consequences of an MTM election in respect to Kernel Ordinary Shares under their particular circumstances.

The rules dealing with PFICs and with the timely QEF election, the QEF election with a purging election, and the MTM election are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of Kernel Ordinary Shares should consult its own tax advisor concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.

Effects of Section 367 to U.S. Holders of Kernel Ordinary Shares

Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in a reorganization within the meaning of Section 368(a) of the Code. Section 367 of the Code imposes income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders of Kernel Ordinary Shares on the date of the Domestication.

A. U.S. Holders Whose Kernel Ordinary Shares Have a Fair Market Value of $50,000 or More and Who Own More Than 10% of the Voting Power or Value of Kernel

A U.S. Holder who, on the date of the Domestication beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power or value of Kernel (a “10% U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to the Kernel Ordinary Shares it directly owns. A U.S. Holder’s ownership of Kernel warrants will be taken into account in determining whether such U.S. Holder owns 10% or more of the total combined voting power or value of Kernel. Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power or value of Kernel and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its Kernel Ordinary Shares is the net positive earnings and profits of Kernel attributable to its shares (as determined under Treasury Regulation Section 1.367(b)-2) but without regard to any gain that would be realized on a sale or exchange of such shares.

B. U.S. Holders Whose Kernel Ordinary Shares Have a Fair Market Value of $50,000 or More But Who Own Less Than 10% of the Voting Power and Value of Kernel

A U.S. Holder who, on the date of the Domestication, beneficially owns (directly, indirectly or constructively) Kernel Ordinary Shares with a fair market value of $50,000 or more but owns less than 10% of the total combined voting power and value of Kernel will recognize gain (but not loss) with respect to the Domestication unless such U.S. Holder elects to recognize the “all earnings and profits” amount attributable to such holder as described below.

Unless such a U.S. Holder makes the “all earnings and profits” election as described below, such holder generally must recognize gain (but not loss) with respect to Kernel common stock received in the Domestication in an amount equal to the excess of the fair market value of Kernel common stock received over the U.S. Holder’s adjusted tax basis in the Kernel Ordinary Shares deemed surrendered in the Domestication.

As an alternative to recognizing any gain as described in the preceding paragraph, such a U.S. Holder may elect to include in income as a deemed dividend the “all earnings and profits amount” attributable to its Kernel Ordinary Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i) a statement that the Domestication is a Section 367(b) exchange;

(ii) a complete description of the Domestication;

(iii) a description of any stock, securities or other consideration transferred or received in the Domestication;

(iv) a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v) a statement that the U.S. Holder is making the election and that includes (A) a copy of the information that the U.S. Holder received from Kernel establishing and substantiating the “all earnings and profits amount” with respect to the U.S. Holder’s Kernel Ordinary Shares, and (B) a representation that the U.S. Holder has notified Kernel that the U.S. Holder is making the election; and

(vi) certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations thereunder.

In addition, the election must be attached by an electing U.S. Holder to such holder’s timely filed U.S. federal income tax return for the taxable year in which the Domestication occurs, and the U.S. Holder must send notice of making the election to Kernel no later than the date such tax return is filed. In connection with this election, Kernel may in its discretion provide each U.S. Holder eligible to make such an election with information regarding Kernel’s earnings and profits upon request.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT A TAX ADVISOR REGARDING THE CONSEQUENCES OF MAKING AN ELECTION AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO AN ELECTION.

C. U.S. Holders that Own Kernel Ordinary Shares with a Fair Market Value of Less Than $50,000

Based on the Treasury Regulations issued under Section 367(b) of the Code, it is the opinion of Nelson Mullins Riley & Scarborough LLP that a U.S. Holder who, on the date of the Domestication, beneficially owns (directly, indirectly, or constructively) Kernel Ordinary Shares with a fair market value less than $50,000 will not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication and generally will not be required to include any part of the “all earnings and profits amount” in income.

All U.S. Holders of Kernel Ordinary Shares are urged to consult their tax advisors with respect to the effect of Section 367 of the Code to their particular circumstances.

Material U.S. Federal Income Tax Consequences to Redemption

Tax Consequences to U.S. Holders That Elect to Have Their Class A Ordinary Shares Converted for Cash

This section makes references to holders of Class A Ordinary Shares that elect to have their Class A Ordinary Shares “converted” for cash. For purposes of this description, “conversion” refers to the process of requesting that a holder’s Class A Ordinary Shares be redeemed for cash in accordance with the terms of the Kernel’s Amended and Restated Memorandum and Articles of Association and with applicable Cayman Islands law.

This section is addressed to U.S. Holders of Class A Ordinary Shares that elect to have their Class A Ordinary Shares redeemed for cash and is subject in its entirety to the description of the “passive foreign investment company” or “PFIC” rules as discussed above under the section entitled “- Tax Consequences of the Domestication to U.S. Holders of Kernel Shares  -  U.S. Holders  -  PFIC Considerations.” For purposes of this description, a “Converting U.S. Holder” is a U.S. Holder that so converts its Class A Ordinary Shares into cash.

Except as described in the following paragraph and as described in the PFIC rules above, a Converting U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount of cash received on the conversion and such shareholder’s adjusted basis in the Class A Ordinary Shares exchanged if the conversion completely terminates the Converting U.S. Holder’s interest in Kernel (taking into account certain constructive ownership rules). A U.S. Holder’s adjusted tax basis in its Class A Ordinary Shares will generally be equal to the cost of such Class A Ordinary Shares. A U.S. Holder who purchased Class A Ordinary Shares in the IPO generally will have a tax basis in the Class A Ordinary Shares that were part of the units equal to the portion of the purchase price of such units allocated to the Kernel Ordinary Shares (such allocation based on the relative fair market value of the Kernel Ordinary Shares and the Kernel warrants at the time). This gain or loss will be long-term capital gain or loss if the holding period of such stock is more than one year at the time of the exchange. It is possible that because of the conversion rights associated with the Kernel Ordinary Shares, the holding period of such shares may not be considered to begin until the date of such conversion (and thus it is possible that long-term capital gain or loss treatment may not apply). The deductibility of capital losses is subject to limitations. Shareholders who hold different blocks of Class A Ordinary Shares (generally, shares of Kernel purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Cash received upon conversion that does not completely terminate the Converting U.S. Holder’s interest will still give rise to capital gain or loss if the conversion is either (i) “substantially disproportionate” or (ii) “not essentially equivalent to a dividend.” In determining whether the conversion is substantially disproportionate or not essentially equivalent to a dividend with respect to a Converting U.S. Holder, that Converting U.S. Holder is deemed to own not only shares actually owned, but also, in some cases, shares such holder may acquire pursuant to options (including shares that may be acquired pursuant to the Warrants) and shares owned by certain family members, certain estates and trusts of which the Converting U.S. Holder is a beneficiary and certain corporations and partnerships.

Generally, the conversion will be “substantially disproportionate” with respect to the Converting U.S. Holder if (i) the Converting U.S. Holder’s percentage ownership of the outstanding voting shares (including all classes that carry voting rights) of Kernel is reduced immediately after the conversion to less than 80% of the Converting U.S. Holder’s percentage interest (including constructive ownership) in such shares immediately before the conversion; (ii) the Converting U.S. Holder’s percentage ownership of the outstanding Class A Ordinary Shares (both voting and nonvoting) immediately after the conversion is reduced to less than 80% of such percentage ownership (including constructive ownership) immediately before the conversion; and (iii) the Converting U.S. Holder owns (including constructive ownership), immediately after the conversion, less than 50% of the total combined voting power of all classes of shares of Kernel entitled to vote. Whether the conversion will be considered “not essentially equivalent to a dividend” with respect to a Converting U.S. Shareholder will depend upon the particular circumstances of that U.S. Holder. At a minimum, however, the conversion must result in a meaningful reduction in the Converting U.S. Holder’s actual or constructive percentage ownership of Kernel. If the shareholder’s relative interest in the corporation is minimal and the shareholder does not have meaningful control over the corporation, and taking into account the effect of Redemptions by other shareholder’s, its percentage ownership (including constructive ownership) is reduced as a result of the Redemption, such U.S. Holder would generally be regarded as having a meaningful reduction in its interest. For example, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences to it of any Redemption of its Class A Ordinary Shares.

If none of the tests described above applies and subject to the PFIC rules described above, the consideration paid to the Converting U.S. Holder will be treated as dividend income for U.S. federal income tax purposes to the extent of Kernel’s current or accumulated earnings and profits. Any distribution in excess of earnings and profits will reduce the Converting U.S. Holder’s basis in the Kernel Ordinary Shares (but not below zero) and any remaining excess will be treated as gain realized on the sale or other disposition of the Kernel Ordinary Shares. U.S. Holders of Class A Ordinary Shares considering exercising their conversion rights should consult their own tax advisors as to whether the conversion will be treated as a sale or as a distribution under the Code.

Non-U.S. Holders

Tax Consequences for Non-U.S. Holders of Owning and Disposing of Kernel common stock

Distributions on Kernel common stock

Distributions of cash or property to a Non-U.S. Holder in respect of Kernel common stock received in the Domestication will constitute dividends for U.S. federal income tax purposes to the extent paid from Kernel’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds Kernel’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in Kernel common stock. Any remaining excess will be treated as capital gain and will be treated as described below under “- Gain on Disposition of Kernel common stock.”

Dividends paid to a Non-U.S. Holder of Kernel common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the Non-U.S. Holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of Kernel common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as described below, for dividends will be required (a) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if Kernel common stock are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A Non-U.S. Holder of Kernel common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim or refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.

Gain on Disposition of Kernel common stock

Subject to the description of backup withholding below, any gain realized by a Non-U.S. Holder on the taxable disposition of Kernel common stock generally will not be subject to U.S. federal income tax unless:

●	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. Holder);

●	the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

●	The Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder’s holding period for such securities disposed of, and, generally, in the case where shares of Kernel common stock are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or indirectly, more than 5% of such shares, as applicable, at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder’s holding period for the shares disposed of. There can be no assurance that shares of Kernel common stock will be treated as regularly traded on an established securities market for this purpose.

An individual Non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States, provided that the individual has timely filed U.S. federal income tax returns with respect to such losses. If a Non-U.S. Holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

The Company does not believe it is and does not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes. However, the determination as to whether the Company is or will become a “United States real property holding corporation” will not be made until a future tax year, and there can be no assurance that the Company will not become such a corporation in the future.

Tax Consequences to Non-U.S. Holders That Elect to Have Their Class A Ordinary Shares Converted for Cash

This section is addressed to Non-U.S. Holders of Class A Ordinary Shares that elect to have their Class A Ordinary Shares converted for cash. For purposes of this section of this proxy statement/prospectus, “conversion” of shares for cash means the process of exercising a holder’s right to redeem its shares for cash as further described in the proxy statement/prospectus. For purposes of this description, a “Converting Non-U.S. Holder” is a Non-U.S. Holder that so converts its Class A Ordinary Shares.

Except as otherwise described in this section, a Converting Non-U.S. Holder who elects to have its Class A Ordinary Shares converted for cash will generally be treated in the same manner as a Converting U.S. Holder for U.S. federal income tax purposes. See the description above under “-U.S. Holders  -  Tax Consequences to U.S. Holders That Elect to Have Their Class A Ordinary Shares Converted for Cash.”

A Converting Non-U.S. Holder will not be subject to U.S. federal income tax on any gain recognized as a result of the exchange unless:

●	such Converting Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which the Redemption takes place and certain other conditions are met; or

●	such Converting Non-U.S. Holder is engaged in a trade or business within the United States and any gain recognized in the exchange is treated as effectively connected with such trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a United States permanent establishment of such Non-U.S. Holder), in which case the Converting Non-U.S. Holder will generally be subject to the same treatment as a Converting U.S. Holder with respect to the exchange, and a Converting Non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a 30% rate (or lower rate as may be specified by an applicable income tax treaty).

With respect to any Redemption of Class A Ordinary Shares for cash that is treated as a distribution rather than a sale, any amount treated as dividend income to a Converting Non-U.S. Holder will generally be subject to U.S. withholding tax at a rate of 30%, unless the Converting Non-U.S. Holder is entitled to a reduced rate of withholding under an applicable income tax treaty. However, dividends received by a Converting Non-U.S. Holder that are effectively connected with such holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, such dividends are attributable to a United States permanent establishment of the Converting Non-U.S. Holder), will be taxed as described above under “- U.S. Holders  -  Tax Consequences to U.S. Holders That Elect to Have Their Class A Ordinary Shares Converted for Cash.” In addition, dividends received by a Converting Non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes that are effectively connected with the holder’s conduct of a U.S. trade or business may also be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Converting Non-U.S. Holders of Class A Ordinary Shares considering exercising their redemption rights should consult their own tax advisors as to whether the Redemption of their shares will be treated as a sale or as a distribution under the Code.

This section makes references to holders of Class A Ordinary Shares that elect to have their Class A Ordinary Shares “converted” for cash as described in the section entitled “Extraordinary General Meeting of Kernel Shareholders —  Redemption Rights.” For purposes of this description, “conversion” refers to the process of requesting that a holder’s Class A Ordinary Shares be redeemed for cash in accordance with the terms of Kernel’s Amended and Restated Memorandum and Articles of Association and with applicable Cayman Islands law.

Information Reporting and Backup Withholding

Kernel must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of Kernel common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including Kernel common stock) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which shares of Kernel common stock are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of Kernel common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners”, which will in turn be provided to the U.S. Department of Treasury. All holders should consult their tax advisors regarding the possible implications of FATCA on their ownership of Kernel common stock.

Additional Information and Where to Find It

For additional information on the Transaction, see Kernel’s Current Report on Form 8-K, filed with the SEC on March 6, 2023. In connection with the Transaction, ParentCo has filed with the SEC a registration statement on Form S-4, which includes a document that serves as a proxy statement of Kernel, referred to as a proxy statement/prospectus, relating to the proposed Transaction. This Current Report on Form 8-K is not intended to be, and is not, a substitute for the proxy statement or any other document that Kernel or ParentCo has filed or may file with the SEC in connection with the proposed Transaction. Kernel’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement and the amendments thereto, the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed Transaction, as these materials will contain important information about ParentCo, Kernel, AIRO Group Holdings, and the proposed Transaction. The definitive proxy statement/prospectus and other relevant materials for the proposed Transaction was mailed to shareholders of Kernel as of July 10, 2024. Before making any voting or investment decision, investors and shareholders of Kernel are urged to carefully read the entire preliminary proxy statement/prospectus, definitive proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed Transaction. Kernel investors and shareholders are able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Kernel Group Holdings, Inc., 515 Madison Avenue, Suite 8078, New York, NY 10022, Attention: Mr. Surendra Ajjarapu.

No Offer or Solicitation

This Current Report on Form 8-K is not a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transaction and will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Kernel, AIRO Group Holdings and ParentCo and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed Transaction described in this report under the rules of the SEC. Information about the directors and executive officers of Kernel is set forth in its Current Report on Form 8-K filed with the SEC on January 1, 2023, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Kernel Group Holdings, Inc., 515 Madison Avenue, Suite 8078, New York, NY 10022, Attention: Mr. Surendra Ajjarapu. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Kernel shareholders in connection with the proposed Transactions is set forth in the registration statement on Form S-4 containing a proxy statement/prospectus filed by ParentCo with the SEC with respect to the proposed Transactions. These documents can be obtained free of charge from the sources indicated herein.

Forward-Looking Statements

This Current Report on Form 8-K contains certain statements that are not historical facts and are forward-looking statements within the meaning of the federal securities laws with respect to the proposed Transaction between ParentCo, Kernel and AIRO Group Holdings, including without limitation statements regarding the anticipated benefits of the proposed Transaction, the anticipated timing of the proposed Transaction, the implied enterprise value, future financial condition and performance of AIRO Group Holdings and the combined company after the closing and expected financial impacts of the proposed Transaction, the satisfaction of closing conditions to the proposed Transaction, the level of redemptions of Kernel’s public shareholders and the products and markets and expected future performance and market opportunities of AIRO Group Holdings. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “think,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “seeks,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Kernel’s securities; (ii) the risk that the proposed Transaction may not be completed by Kernel’s business combination deadline; (iii) the failure to satisfy the conditions to the consummation of the proposed Transaction, including the approval of the Business Combination Agreement by the shareholders of Kernel, the satisfaction of the minimum net tangible assets and minimum cash at closing requirements and the receipt of certain governmental, regulatory and third party approvals; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the failure to achieve the minimum amount of cash available following any redemptions by Kernel’s shareholders; (vi) redemptions exceeding anticipated levels or the failure to meet the Nasdaq Stock Market’s initial listing standards in connection with the consummation of the proposed Transaction; (vii) the effect of the announcement or pendency of the proposed Transaction on AIRO Group Holdings’ business relationships, operating results, and business generally; (viii) risks that the proposed Transaction disrupts current plans and operations of AIRO Group Holdings; (ix) the outcome of any legal proceedings that may be instituted against AIRO Group Holdings or against Kernel related to the Business Combination Agreement or the proposed Transaction; (x) changes in the markets in which AIRO Group Holdings competes, including with respect to its competitive landscape, technology evolution, or regulatory changes; (xi) changes in domestic and global general economic conditions; (xii) risk that AIRO Group Holdings may not be able to execute its growth strategies; (xiii) risks related to the ongoing COVID-19 pandemic and response, including supply chain disruptions; (xiv) risk that AIRO Group Holdings may not be able to develop and maintain effective internal controls; (xv) costs related to the proposed Transaction and the failure to realize anticipated benefits of the proposed Transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; (xvi) the ability to recognize the anticipated benefits of the proposed Transaction and to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of AIRO Group Holdings to grow and manage growth economically and hire and retain key employees; (xvii) the risk that AIRO Group Holdings may fail to keep pace with rapid technological developments to provide new and innovative products and services or make substantial investments in unsuccessful new products and services; (xviii) the risk that AIRO Group Holdings will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xix) the risk that AIRO Group Holdings, post-combination, experiences difficulties in managing its growth and expanding operations; (xx) the risk of product liability or regulatory lawsuits or proceedings relating to AIRO Group Holdings’ business; (xxi) the risk of cyber security or foreign exchange losses; (xxii) the risk that AIRO Group Holdings is unable to secure or protect its intellectual property; and (xxiii) those factors discussed in ParentCo’s filings with the SEC and that that will be contained in the proxy statement/prospectus relating to the proposed Transaction.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the preliminary proxy statement/prospectus and the amendments thereto, the definitive proxy statement, and other documents to be filed by ParentCo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while ParentCo, AIRO Group Holdings and Kernel may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Neither ParentCo, AIRO Group Holdings nor Kernel gives any assurance that ParentCo, AIRO Group Holdings or Kernel, or the combined company, will achieve its expectations. These forward-looking statements should not be relied upon as representing ParentCo’s, Kernel’s or AIRO Group Holdings’ assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 26, 2024

KERNEL GROUP HOLDINGS, INC.

By:	/s/ Surendra Ajjarapu
Name:	Surendra Ajjarapu
Title:	Chief Executive Officer